[redacted]

07028332

DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

November 15, 2007

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Highpine Oil & Gas Limited
Amended Application for Rule 12g3-2(b) Exemption
File No. 082-34869

Dear Sir/Madam:

On behalf and at the request of our client, Highpine Oil & Gas Limited (the "Company"), we hereby amend the Company's application for a Rule 12g3-2(b) exemption to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

DMM/dmm
Enclosure

cc: Fred Davidson
Burnet, Duckworth & Palmer LLP

END